UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-177328

SHEA HOMES LIMITED PARTNERSHIP

(Exact name of registrant as specified in its charter)

See Schedule A for Co-Registrants

655 Brea Canyon Road

Walnut, California 91789

(909) 594-9500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.625% Senior Secured Notes due 2019 and Guarantees thereof

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the Registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Date: March 27, 2015	SHEA HOMES LIMITED PARTNERSHIP

	By:	/s/ Andrew H. Parnes
	Name:	Andrew H. Parnes
	Title:	Chief Financial Officer

SHEA HOMES FUNDING CORP.

HIGHLANDS RANCH DEVELOPMENT CORPORATION

MONTY GREEN HOLDINGS, LLC

MOUNTAINBROOK VILLAGE COMPANY

SAND CREEK CATTLE COMPANY

SERENADE AT NATOMAS, LLC

SEVILLE GOLF AND COUNTRY CLUB LLC

SHEA BREA DEVELOPMENT, LLC

SHEA CAPITAL II, LLC

SHEA COMMUNITIES MARKETING COMPANY

SHEA FINANCIAL SERVICES, INC.

SHEA HOMES, INC.

SHEA HOMES AT MONTAGE, LLC

SHEA HOMES SOUTHWEST, INC.

SHEA HOMES VANTIS, LLC

SHEA INSURANCE SERVICES, INC.

SHEA LA QUINTA LLC

SHEA NINTH AND COLORADO, LLC

SHEA OTAY VILLAGE 11, LLC

SHEA PROCTOR VALLEY, LLC

SHEA PROPERTIES OF COLORADO, INC.

SHEA TONNER HILLS, LLC

SHEA VICTORIA GARDENS, LLC

SH JUBILEE, LLC

SH JUBILEE MANAGEMENT, LLC

SHI JV HOLDINGS, LLC

SHLP JV HOLDINGS, LLC

TOWER 104 GATHERING, LLC

TOWER 104 OIL, LLC

TRILOGY ANTIOCH, LLC

UDC ADVISORY SERVICES, INC.

UDC HOMES CONSTRUCTION, INC.

VISTANCIA CONSTRUCTION, LLC

VISTANCIA MARKETING, LLC

	By:	/s/ James G. Shontere
	Name:	James G. Shontere
	Title:	Authorized Person

SCHEDULE A

Table of Co-Registrants

Exact Name of Co-Registrant as Specified in its Charter(1)	State of Incorporation or Organization	Commission File Number
SHEA HOMES FUNDING CORP.	Delaware	333-177328-35
HIGHLANDS RANCH DEVELOPMENT CORPORATION	Colorado	333-177328-34
MONTY GREEN HOLDINGS, LLC	Delaware	333-177328-33
MOUNTAINBROOK VILLAGE COMPANY	Arizona	333-177328-32
SAND CREEK CATTLE COMPANY(2)	Colorado	333-177328-31
SERENADE AT NATOMAS, LLC	California	333-177328-30
SEVILLE GOLF AND COUNTRY CLUB LLC	Arizona	333-177328-29
SHEA BREA DEVELOPMENT, LLC(2)	Delaware	333-177328-28
SHEA CAPITAL II, LLC	Delaware	333-177328-27
SHEA COMMUNITIES MARKETING COMPANY	Delaware	333-177328-26
SHEA FINANCIAL SERVICES, INC.	California	333-177328-25
SHEA HOMES, INC.	Delaware	333-177328-24
SHEA HOMES AT MONTAGE, LLC	California	333-177328-23
SHEA HOMES SOUTHWEST, INC.	Arizona	333-177328-22
SHEA HOMES VANTIS, LLC	California	333-177328-21
SHEA INSURANCE SERVICES, INC.	California	333-177328-20
SHEA LA QUINTA LLC	California	333-177328-19
SHEA NINTH AND COLORADO, LLC(2)	Colorado	333-177328-18
SHEA OTAY VILLAGE 11, LLC	California	333-177328-17
SHEA PROCTOR VALLEY, LLC	California	333-177328-16
SHEA PROPERTIES OF COLORADO, INC.	Colorado	333-177328-15
SHEA TONNER HILLS, LLC	Delaware	333-177328-13
SHEA VICTORIA GARDENS, LLC	Florida	333-177328-12
SH JUBILEE, LLC	Delaware	333-177328-11
SH JUBILEE MANAGEMENT, LLC	Delaware	333-177328-10
SHI JV HOLDINGS, LLC	Delaware	333-177328-09
SHLP JV HOLDINGS, LLC	Delaware	333-177328-08
TOWER 104 GATHERING, LLC	Colorado	333-177328-07
TOWER 104 OIL, LLC	Colorado	333-177328-06
TRILOGY ANTIOCH, LLC	California	333-177328-05
UDC ADVISORY SERVICES, INC.	Illinois	333-177328-04
UDC HOMES CONSTRUCTION, INC.	Arizona	333-177328-03
VISTANCIA CONSTRUCTION, LLC	Delaware	333-177328-02
VISTANCIA MARKETING, LLC	Delaware	333-177328-01

(1)	The address of each Co-Registrant is c/o Shea Homes Limited Partnership, 655 Brea Canyon Road, Walnut, California 91789, and the telephone number is (909) 594-9500.
(2)	This entity has been dissolved.